Exhibit (a)(5)(J)

Press Release

February 3, 2007

E.ON creates a unique opportunity for Endesa shareholders

E.ON has raised its final offer price for Endesa to € 38.75 per share, creating an outstanding opportunity for Endesa’s shareholders. The consideration for 100 per cent of Endesa amounts to € 41 bln.

E.ON’s increased final offer, which cannot be increased any further, represents an attractive premium of 109% to the price of Endesa’s shares on September 2, 2005, the last trading day before Gas Natural launched its offer for Endesa. The revised price is also slightly above Endesa’s average last 10 day share price which has been quite driven by speculation.

E.ON Chief Executive Wulf Bernotat said, “Our offer is based on our revised fundamental valuation of Endesa’s business, and demonstrates once again our commitment to bringing this process to a successful conclusion. We are convinced that our offer is both compelling and unique for Endesa shareholders.”

E.ON’s offer secures the integrity of Endesa’s business, and provides a compelling strategic vision for its future. E.ON is fully committed to maintaining Endesa’s stable financial structure, its integrity and delivering its investment plans. Endesa will be responsible for managing the new market unit for Southern Europe and Latin America, with the headquarters continuing to be based in Madrid.
E.ON AG E.ON Platz 1 D-40479 Düsseldorf
For information
Shaping Europe’s energy market	please contact:

As part of E.ON, Endesa and its employees will carry a highly influential voice in Europe’s leading utility company. The transaction will create one of the central players in helping to shape a single European energy market, leading to deeper regional interconnection and a more effective use of the EU’s energy infrastructure.
Dr. Peter Blau Phone: +49-211-45 79-628 Fax: +49-211-45 79-629 Josef Nelles Phone: +49-211-45 79-544 Fax: +49-211-45 79-566 www.eon.com Presse@eon.com

Press Release E.ON AG, February 3, 2007	Page 2 of 4

E.ON is fully committed to supporting a single European energy market and the transaction will lead to increased competition in Spain and will ensure Spanish consumers enjoy a higher quality of service.

Spanish consumers will also benefit from increased security of supply. The transaction will create a business with the scale and resources to carry out the necessary investments to renew and develop Europe’s energy infrastructure. It will also have the capacity to leverage and negotiate with the primary energy producers across the world.

The combined company will not only help pave the way for the European energy market but will create a world leading energy company with increased scale and geographic scope. With its excellent positions in its key markets of Spain, Southern Europe, and Latin America, Endesa will have an important role to play within the E.ON Group.

A financially attractive transaction

The transaction, which meets E.ON’s stringent financial criteria, is expected to be earnings enhancing in the first full year of the acquisition and will deliver returns above its cost of capital three years after acquisition. E.ON also expects to create a further 600 million euros per year of additional value from 2010 from the combination of E.ON and Endesa. Most of the value will be created by sharing best practice through the group. By combining E.ON and Endesa, the group build on its strengths and take advantage of the increased scale and size to deliver best value to all our stakeholders.

The company will have the financial strength needed for further investments in the energy sector, and the investment plans of E.ON and Endesa will fully remain in place.

Press Release E.ON AG, February 3, 2007	Page 3 of 4

Conditions of the offer

As announced earlier, the completion of the offer is conditional upon:

a)	E.ON acquiring a minimum of 529,481,934 shares of Endesa representing 50.01 per cent of the issued share capital of Endesa as a result of the Offer;

b)
At Endesa’s shareholder meeting, Endesa’s shareholders resolving certain provisions, including the amendment of article 32 of its Articles of Association to remove any limitation or restriction regarding the number of votes capable of being exercised by Endesa shareholders; as well as the amendment of other articles related to the composition of the Board and the appointment of director or Chief Executive Officer.

Media Contacts
E.ON AG, Corporate Communications
Dr. Peter Blau	+49 (0)211 45 79 627
Josef Nelles	+49 (0)211 45 79 544

Spain
Deva	+34 913 601 720
Gonzalo Lacalle	+34 677 405 341
Juan Torres	+34 666 582 837

UK / International
Finsbury Group	+44 (0)20 7251 3801
Rollo Head	+44 (0)7768 994 987

Press Release E.ON AG, February 3, 2007	Page 4 of 4

On the 26th of January 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.